Form 10-K, Exhibit 13
period 1995-05-28
NATIONAL SEMICONDUCTOR CORP
filed 1995-07-27
CIK 70530

                                                           Exhibit 13.0
NATIONAL SEMICONDUCTOR CORPORATION 1995 ANNUAL REPORT
FINANCIAL HIGHLIGHTS
(in millions, except per share amounts)

                         May 28,   May 29,   May 30,   May 31,  May 26,
Years Ended               1995     1994       1993      1992     1991
                         ------    ------    ------    ------   ------
Net sales              $2,379.4 $2,295.4  $2,013.7  $1,717.5  $1,701.8
Net income (loss)      $  264.2 $  264.0  $  130.3  $ (120.1) $ (151.4)
Net earnings (loss) per share:
  Primary                 $2.02  $  2.02   $  0.98   $ (1.24)  $ (1.56)
  Fully diluted           $1.92  $  1.87   $  0.98   $ (1.24)  $ (1.56)
Weighted average common
  and common equivalent
  shares outstanding:
    Primary               125.2    121.4     115.9     104.6     103.4
    Fully diluted         137.5    141.4     115.9     104.6     103.4
Research and development
  expense               $ 283.1  $ 257.8   $ 229.2   $ 208.9   $ 198.6
Capital additions       $ 478.8  $ 270.7   $ 235.1   $ 189.4   $ 109.8
Current ratio              1.72     1.76      1.67      1.26      1.47
Debt-to-equity ratio       7.5%     2.7%      5.7%      8.4%      7.0%
Number of employees
  (in thousands)           22.4     22.3      23.4      27.2      29.8



(See Appendix to Graphs)

NATIONAL SEMICONDUCTOR CORPORATION 1995 ANNUAL REPORT
5 YEAR SELECTED FINANCIAL DATA
(in millions, except per share amounts)

                                           Years Ended
                         -----------------------------------------------
                         May 28,   May 29,   May 30,   May 31,   May 26,
                          1995      1994      1993      1992      1991
                        --------  --------  --------  --------  --------

OPERATING RESULTS
Net sales               $2,379.4  $2,295.4  $2,013.7  $1,717.5 $1,701.8
Operating costs
  and expenses           2,064.8   2,002.8   1,866.7   1,839.9  1,854.4
                         -------   -------   -------   -------  --------
Operating income (loss)    314.6     292.6     147.0    (122.4)  (152.6)
Interest income, net        14.6      10.9       2.9       5.4      3.6
                         -------   -------   -------   -------  --------
Income (loss) before
  income taxes and
  cumulative effect
  of accounting change     329.2     303.5     149.9    (117.0)  (149.0)
Income taxes                65.0      44.4      19.6       3.1      1.3
                         -------   -------   -------   -------   -------
Income (loss) from
  continuing operations
  before cumulative
  effect of accounting
  change                   264.2     259.1     130.3   (120.1)   (150.3)
                         =======   =======   =======   =======   =======
   Net income (loss)    $  264.2   $ 264.0   $ 130.3  $(120.1)  $(151.4)
                         =======   =======   =======   =======   =======
Net income (loss) used in
  primary earnings per common
  share calculation (reflecting
  preferred dividends):
Income (loss) from
  continuing operations
  before cumulative effect
  of accounting change    $253.0   $ 240.4  $ 113.2   $(130.1)  $(160.3)
Net income (loss)         $253.0   $ 245.3  $ 113.2   $(130.1)  $(161.4)
                         =======   =======   =======   =======   =======

Earnings (loss) per common share:
From continuing operations
  before cumulative effect
  of accounting change:
    Primary                $2.02  $  1.98   $  0.98   $ (1.24)  $ (1.55)
    Fully diluted          $1.92  $  1.83   $  0.98   $ (1.24)  $ (1.55)
Net income (loss):
  Primary                  $2.02  $  2.02   $  0.98   $ (1.24)  $ (1.56)
  Fully diluted            $1.92  $  1.87   $  0.98   $ (1.24)  $ (1.56)
                         =======   =======   =======   =======   =======
Weighted average common
  and common equivalent
  shares outstanding:
    Primary                125.2     121.4     115.9     104.6     103.4
    Fully diluted          137.5     141.4     115.9     104.6     103.4
                         =======   =======   =======   =======   =======

FINANCIAL POSITION AT YEAR-END
Working capital         $  492.4  $  439.0  $  336.6  $  122.0  $  196.1
Total assets            $2,235.7  $1,747.7  $1,476.5  $1,148.9  $1,190.7
Long-term debt          $   82.5  $   14.5  $   37.3  $   33.9  $   19.9
Total debt              $  106.1  $   30.1  $   47.9  $   45.4  $   46.0
Shareholders' equity    $1,406.7  $1,105.7  $  837.4  $  539.4  $  658.3
                         =======   =======   =======   =======   =======

OTHER DATA
Research and development
  expense                $ 283.1   $ 257.8   $ 229.2   $ 208.9   $ 198.6
Capital additions        $ 478.8   $ 270.7   $ 235.1   $ 189.4   $ 109.8
Number of employees
  (in thousands)            22.4      22.3      23.4      27.2      29.8
                         =======   =======   =======   =======   =======

National has paid no cash dividends on its common stock in any of the years presented above.

See Note 4 to the Consolidated Financial Statements regarding certain reclassifications of expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

Results of Operations

National recorded sales of $2.4 billion in 1995 compared to $2.3 billion in 1994 and $2.0 billion in 1993. Net income for the fiscal year just ended was $264.2 million compared to $264.0 million in 1994 and $130.3 million in 1993. Net results in 1995 include income of $5.5 million from the release of restructuring reserves as compared to a $4.9 million gain from a change in accounting (see Note 4) and a $2.6 million restructuring release (see Note 3) both recognized in 1994. The significant increase in net income for both 1995 and 1994 over 1993 is due to increased sales and improved gross margins.

(See Appendix to Graphs)

Sales

Sales increased 4 percent in 1995 over 1994. During 1995, sales in the first half of the year were comparable to the first half of 1994. Beginning in the third quarter of 1995, sales increased 5 percent over the comparable period a year earlier and in the fourth quarter of 1995, sales were up 10 percent as additional capacity came on line to support increased demand for the Company's products. In addition, customer orders increased significantly in 1995, especially in the second half.
      In 1995 and 1994, the Company's Standard Products Group ("SPG") comprised 72 percent of total sales while the Company's Communications and Computing Group ("CCG") comprised 28 percent. This is in contrast to 1993 when SPG made up 70 percent of total Company sales and CCG 30 percent. After the end of 1995, the Company dissolved the group structure, in part to allow better reporting alignment with its target markets. The sales discussion/information that follows is based on the operation divisions as currently structured.
      The Company experienced significant growth in its Analog and Mixed Signal business unit as sales increased approximately 11 percent. However, in the Company's more mature divisions, both unit shipments and pricing decreases contributed to a 17 percent decrease year-on-year in Bipolar and CMOS Logic and Memory products. Most of the remaining business units were flat year-on-year with average price decreases offset by volume increases. For 1995 in aggregate, Analog and Mixed Signal products represented 56 percent of total Company sales as compared to 53 percent in 1994. In comparison, Bipolar and CMOS Logic and Memory products made up 22 percent of total Company revenue for 1995 as compared to 26 percent in 1994.
      Fiscal 1995 sales increased by 13 percent and 8 percent in Europe and Japan over 1994. Due to overall weakness in the dollar, the dollar value of foreign currency sales increased favorably in both Europe and Japan, contributing approximately one-half of the increase in reported sales. Sales in the United States and Asia were essentially flat over 1994. Overall, the Americas, Europe, Japan and Asia regions accounted for 43%, 24%, 9% and 24% of sales, respectively, in 1995. In 1994, the regions accounted for 44%, 22%, 9% and 25% of Company sales, respectively.
      Sales increased 14 percent in 1994 over 1993. Unit increases in volume and modest price increases across most business units contributed to the rise in sales. The Analog and Mixed Signal business unit experienced a 13 percent increase in 1994 sales over 1993. At the same time, older commodity Bipolar and CMOS Logic and Memory products experienced a similar increase as product shortages and steady or rising demand contributed to increased prices and unit shipments. For 1994, in aggregate, Analog and Mixed Signal sales comprised 53 percent of total Company revenue comparable with 1993. In comparison, Bipolar and CMOS Logic and Memory product sales made up 26 percent of Company revenue in 1994 as compared to 25 percent in 1993.
      Sales increased from 1993 to 1994 in all geographic regions, with Europe at 20 percent, Asia at 19 percent, and the Americas at 8 percent. Within the Asia region, Japan increased 27 percent. Overall, the Americas, Europe, Japan and Asia regions accounted for 47%, 20%, 8%, and 25% of sales, respectively in 1993.
      Although future business conditions are difficult to predict, the Company's focus on major customers in the personal systems, communications, industrial and consumer markets will continue for the foreseeable future. In 1996, the Company expects to increase revenues as it continues its emphasis in Analog and Mixed Signal market opportunities. The Company expects to grow at or above market rates in particular segments of Analog and Mixed Signal, but will not necessarily match overall market growth due to slowing growth or declines in older products such as Logic and Memory.

Gross Margin

Gross Margin as a percentage of sales remained essentially flat at 41.8 percent in 1995 compared to 41.8 percent in 1994 and 35.5 percent in
1993 (see Note 4).   Higher unit volumes and firm pricing in Analog and
Mixed Signal products were offset by pricing declines in older, commodity products and in some cases, unit shipments declined as well. Overall gross margins remained relatively constant for most operating divisions. Wafer capacity utilization approached 90 percent for most of the year, but margins were adversely impacted by the inability to match manufacturing capacity with rising product demand.
      The improvement in 1994 gross margin over 1993 was driven by improved sales mix through the introduction of newer, higher margin products, as well as reduced offerings of older products. In addition, wafer capacity utilization improved across fiscal 1994 and the Company benefited during 1994 from many of the restructuring activities initiated in previous fiscal years.
      Management believes wafer capacity utilization will continue to remain at comparable levels in 1996 as compared to 1995 even as the Company makes significant additional investments in plant and equipment. In addition, the Company continues to realign current manufacturing capacity with higher growth and higher margin Analog and Mixed Signal products. While business conditions and overall market pricing have a major influence on gross margin, the Company's planned expansion and modernization of current facilities, improvements in manufacturing efficiency and introduction of new products are expected to result in a modest improvement in gross margin in 1996.

(See Appendix to Graphs)

Research and Development

Research and development ("R&D") expenses were $283.1 million for fiscal 1995, or 11.9 percent of sales, compared to $257.8 million in fiscal 1994, or 11.2 percent of sales and $229.2 million in 1993, or 11.4 percent of sales. The dollar increase in fiscal 1995 is primarily attributable to increased spending in process development, incremental spending for analog intensive products and for design tools. The Company expects to increase R&D to approximately 13.0 percent of sales in fiscal 1996 as the Company invests in process technology, better integration of its design tools and continued product development.

(See Appendix to Graphs)

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses decreased to $402.7 million, or 16.9 percent of sales from $411.3 million, or 17.9 percent of sales in 1994 and $339.2 million, or 16.8 percent in 1993. SG&A expenses in 1995 include net intellectual property income of $28.7 million compared to $15.9 million in 1994 and $43.7 million in 1993. In addition, 1995 results include $6.9 million in gains realized on the sale of equity investments as compared to $2.2 million in similar gains in 1994 and a writedown of $4.7 million in 1993 of a minority investment. SG&A in 1994 included a charge of $10.1 million for the consolidation of sales and marketing facilities in the Company's International Business Group. In 1993, the Company incurred $11.9 million for tax case related legal expenses (see Note 7) and $10.1 million to centralize sales and logistics facilities within the Company's International Business Group. The Company continues to pursue opportunities to leverage its intellectual property, however, the timing and amount of future licensing income cannot be forecast with certainty at this time.
      Exclusive of the above items, SG&A expenses were $438.3 million or
18.4 percent of sales in 1995, compared to $419.3 million in 1994 or
18.3 percent of sales and $356.2 million or 17.7 percent of sales in 1993. The modest increase in SG&A in 1995 over 1994 is primarily attributable to increases in sales support and marketing activities.
The increase in 1994 SG&A over 1993 was caused primarily by increased contributions to certain employee compensation and benefit plans, including the employee retirement and savings program, as well as additional product advertising and related promotional costs.

Interest Income and Interest Expense

Net interest income was $14.6 million for 1995 compared to $10.9 million in 1994 and $2.9 million in 1993. Interest income has increased due primarily to higher average rates on investments in 1995 as compared to 1994. Interest expense has also increased from 1994 despite lower average outstanding debt due primarily to prepayment premiums of $2.5 million paid in conjunction with the early buyout of debt associated with the repurchase of the Company's Arlington, Texas facility and the sale of a building held by a German subsidiary. Net interest income was higher in 1994 compared to 1993 due primarily to higher average cash and investment balances combined with a decrease in interest expense.

(See Appendix to Graphs)

Income Tax Expense

Income tax expense for 1995 was $65.0 million compared to $44.4 million in 1994 and $19.6 million in 1993. The effective tax rate in 1995 is 20 percent as compared to 15 percent and 13 percent in 1994 and 1993, respectively. The increases in the effective tax rates over the last three years are primarily attributable to the exhaustion of certain net operating loss carryforwards in various tax jurisdictions. The annual tax rate is expected to rise from 1995 levels as the Company continues to exhaust net operating loss carry forwards and other tax credits.

Foreign Operations

The Company has manufacturing facilities in Southeast Asia and Europe and sales offices throughout the United States, Southeast Asia, Europe, and Japan. A portion of the transactions at these facilities are denominated in local currency, which exposes the Company to risk from exchange rate fluctuations. The Company's risk exposure from expenses at foreign manufacturing facilities is concentrated in pound sterling, Singapore dollar and Malaysian ringgit. Net non-U.S. dollar denominated asset and liability positions are hedged, where practical, using forward exchange and purchased option contracts. The Company's risk exposure from foreign revenue is limited to the Japanese yen and major European currencies, primarily deutsche marks, French francs and Italian lira. The Company hedges up to 100 percent of the notional value of outstanding customer orders denominated in foreign currency using forward exchange contracts and over-the-counter foreign currency options. A portion of anticipated foreign sales commitments is, at times, hedged using purchased option contracts which have an original maturity of one year or less.

The Semiconductor Industry

The semiconductor industry is characterized by rapid technological change and frequent introduction of new technology leading to more complex and powerful products. The result is a cyclical environment with short product life, price erosion and high sensitivity to the overall business cycle. In addition, substantial capital and R&D investment is required to support products and manufacturing processes. The Company may experience periodic fluctuations in its operating results because of industry wide conditions. These uncertainties can have a significant impact on the Company's operating results. To address these uncertainties, the Company focuses on developing target markets in Analog and Mixed Signal, achieving high manufacturing utilization, and emphasizing rapid design of leading edge products.

(See Appendix to Graphs)

Financial Condition

As of May 28, 1995, cash and short-term investments totaled $467.4 million, essentially unchanged from May 29, 1994. Cash generated from operating activities was $428.8 million in 1995, down slightly from $433.7 million in 1994 principally as a result of increases in inventories and receivables offset by taxes and related items.
      Cash used for investing activities was $450.4 million in 1995 compared to $295.5 million in 1994. Capital expenditures increased substantially during 1995 from $270.7 million to $478.8 million as the Company continued to invest in property, plant and equipment to expand
its manufacturing capabilities and modernize existing plants.   Capital
expenditures in both 1994 and 1995 included continued expansion of a CMOS fabrication facility in Arlington, Texas, an analog fabrication facility in Greenock, Scotland, expansion of the Company's bipolar and CMOS wafer capacity in South Portland, Maine and upgrading of assembly and test facilities in Asia. In addition, the Company spent approximately $86 million in 1995 to repurchase the equity interest in its Arlington, Texas facility and a research facility in Santa Clara, California, both of which had been sold and leased back prior to 1990. The Company expects fiscal 1996 expenditures to be significantly above 1995 levels and directed toward process improvements, capacity expansion, continued modernization of existing plants and development of an 8-inch prototype wafer fabrication line.
      The Company's financing activities provided cash of $43.8 million in 1995 principally from issuance of debt and common stock under employee benefit plans offset by repayment of debt and the purchase of treasury stock. Proceeds from the issuance of debt include fourth quarter borrowings to fund expansion and modernization of facilities and assumption of debt associated with the repurchase of the two facilities previously sold and leased back. Cash used in financing activities during 1995 other than for repayment of debt included the repurchase of 3,115,600 shares of common stock on the open market for $50.4 million, net of issuances for certain employee benefit plans. The Company also purchased 500,000 shares of common stock in 1994. The Company is authorized by the Board of Directors to repurchase up to 3.5 million shares of common stock at current market prices prior to the end of calendar 1995. During 1994, net cash used in financing activities was $17.5 million which consisted primarily of cash paid for repayment of debt, purchases of treasury stock and payment of preferred dividends offset by issuances of common stock.
      Management foresees significant increased cash outlays for plant and equipment throughout 1996. Existing cash and investment balances, together with existing lines of credit, are felt to be sufficient in the immediate future to finance capital investments. Management is confident that additional lines of credit or sources of financing to supplement current cash balances and cash flows from operating activities can be arranged if needed.

Outlook

Despite continued improvement and profitability in the financial results, future trends for revenue and profitability continue to be difficult to predict. Risks and uncertainties facing the Company include business conditions and the rate of growth in the personal computer industry and the general economy; competitive factors and price pressures; market acceptance and timing of new products; capacity limitations; and international economic conditions. The Company believes gross margins as a percentage of sales will experience modest improvement in 1996 as new capacity comes on line and demand continues for its higher margin Analog and Mixed Signal products. Operating expenses as a percentage of sales are expected to remain at existing levels. National continues to pursue opportunities to leverage its intellectual property; however, the timing and amount of future licensing income cannot be forecast with certainty at this time. In addition, the Company continues to pursue opportunities to develop joint venture partnerships or potential acquisitions which enhance its product portfolio in Analog and Mixed Signal products. Similarly, the Company continues to critically evaluate product lines and divisions where short or long term prospects do not coincide with its overall strategic direction. In these cases, the Company will consider dispositions of assets or business entities as necessary.

NATIONAL SEMICONDUCTOR CORPORATION 1995 ANNUAL REPORT
CONSOLIDATED BALANCE SHEETS
(in millions, except share amounts)
                                               May 28,         May 29,
                                                1995             1994
ASSETS                                         -------         -------
Current assets:
  Cash and cash equivalents                   $  420.3       $  398.1
  Short-term marketable investments               47.1           68.7
  Receivables, net                               318.0          289.0
  Inventories                                    263.0          212.7
  Deferred tax assets                             77.4             -
  Other current assets                            52.5           47.9
                                               -------         -------
  Total current assets                         1,178.3        1,016.4

Property, plant and equipment, net               962.4          668.0
Long-term marketable investments                  20.2           20.9
Other assets                                      74.8           42.4
                                               -------         -------
Total assets                                  $2,235.7       $1,747.7
                                              ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt           $   23.6       $   15.6
  Accounts payable                               272.0          213.7
  Accrued expenses                               230.7          264.6
  Income taxes                                   159.6           83.5
                                               -------         -------
  Total current liabilities                      685.9          577.4

Long-term debt                                    82.5           14.5
Deferred income taxes                             20.1           18.6
Other non-current liabilities                     40.5           31.5
                                               -------         -------
      Total liabilities                       $  829.0       $  642.0
                                               -------         -------
Commitments and contingencies
Shareholders' equity:
  Preferred Stock of $0.50 par value.  Authorized
  1,000,000 shares.  Convertible preferred stock:
    Issued and outstanding 345,000 shares
      in 1995 and 1994 (liquidation
      preference of $172.5)                      $ 0.2          $ 0.2
  Common stock of $0.50 par value.  Authorized
    300,000,000 shares.  Issued and outstanding
    122,800,405 in 1995; 122,800,095 in 1994      63.1           61.4
  Additional paid-in capital                     992.3          912.7
  Retained earnings                              411.0          140.9
  Treasury Stock, at cost: 3,094,896 shares
    in 1995; 500,000 shares in 1994              (59.9)          (9.5)
                                               -------        -------
      Total shareholders' equity              $1,406.7       $1,105.7
                                               -------        -------
Total liabilities and shareholders' equity    $2,235.7       $1,747.7
                                              ========       ========
==================================
See accompanying Notes to Consolidated Financial Statements

NATIONAL SEMICONDUCTOR CORPORATION 1995 ANNUAL REPORT
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

                                                Years Ended
                                      --------------------------------
                                       May 28,     May 29,     May 30,
                                        1995        1994        1993
                                      --------    --------    --------

Net sales                            $ 2,379.4   $ 2,295.4   $2,013.7

Operating costs and expenses:
 Cost of sales                         1,384.5     1,336.3    1,298.3
 Research and development                283.1       257.8      229.2
 Selling, general and administrative     402.7       411.3      339.2
 Restructuring of operations              (5.5)       (2.6)        -
                                       -------     -------    -------
   Total operating costs
     and expenses                      2,064.8     2,002.8    1,866.7
                                       -------     -------    -------
Operating income                         314.6       292.6      147.0
Interest income, net                      14.6        10.9        2.9
                                       -------     -------    -------
Income before income taxes and
  cumulative effect of accounting
  change                                 329.2       303.5      149.9
Income taxes                              65.0        44.4       19.6
                                       -------     -------     -------
Income before cumulative
  effect of accounting change            264.2       259.1      130.3
Cumulative effect of accounting change      -          4.9         -
                                       -------     -------     -------

   Net income                         $  264.2    $  264.0    $ 130.3
                                      ========    ========    ========

Earnings per share before cumulative
  effect of accounting change:
    Primary                            $  2.02     $  1.98    $  0.98
    Fully diluted                         1.92        1.83       0.98
                                       =======     =======     ======
Earnings per share:
  Primary                              $  2.02     $  2.02    $  0.98
  Fully diluted                           1.92        1.87       0.98
                                       =======     =======     ======
Weighted average shares:
  Primary                                125.2       121.4      115.9
  Fully diluted                          137.5       141.4      115.9
                                       =======    ========    =======
Net income used in primary earnings
  per common share calculation
  (reflecting preferred dividends)     $ 253.0     $ 245.3    $ 113.2
                                       =======    ========    ========

=====================================
See accompanying Notes to Consolidated Financial Statements

NATIONAL SEMICONDUCTOR CORPORATION 1995 ANNUAL REPORT
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions, except per share amounts)

             Preferred Stock
            ------------------
             Convert-                          Addi-
              ible                     Treas- tional  Retained
            Exchange- Convert- Common   ury   Paid-In Earnings
              able      ible   Stock   Stock  Capital (Deficit)   Total
            --------- -------- ------ ------- ------- --------   -------
Balances at
 May 31, 1992  $ 0.1    $ -    $ 53.2    $ -   $703.7  $(217.6)  $539.4
Net income        -       -        -       -       -     130.3    130.3
Issuance of
 convertible
 preferred shares -      0.2       -       -    166.6       -     166.8
Convertible
 preferred
 dividends of
 $32.50 per share -       -        -       -       -      (7.1)    (7.1)
Convertible
 exchangeable
 preferred
 dividends of
 $40.00 per share -       -        -       -       -     (10.0)   (10.0)
Issuance of
 common stock
 under option and
 purchase plans   -       -       1.7      -     16.3       -      18.0
- ------------------------------------------------------------------------
Balances at
 May 30, 1993    0.1     0.2     54.9      -    886.6   (104.4)   837.4
Net income        -       -        -       -       -     264.0    264.0
Redemption and
 conversion of
 convertible
 exchangeable
 preferred
 shares         (0.1)     -       4.1      -     (5.3)      -      (1.3)
Convertible
 preferred
 dividends of
 $32.50 per share -       -        -       -       -     (11.2)   (11.2)
Convertible
 exchangeable
 preferred
 dividends of
 $40.00 per share -       -        -       -       -      (7.5)    (7.5)
Acquisition of
 treasury stock   -       -        -     (9.5)     -        -      (9.5)
Issuance of
 common stock
 under option,
 purchase, and
 profit sharing
 plans and tax
 benefit of $2.0  -       -       2.4      -     31.4       -      33.8
- ------------------------------------------------------------------------

Balances at
 May 29, 1994     -      0.2     61.4    (9.5)  912.7    140.9  1,105.7
Net income        -       -        -       -       -     264.2    264.2
Convertible
 preferred
 dividends of
 $32.50 per share -       -        -       -       -     (11.2)   (11.2)
Acquisition of
 treasury stock   -       -        -    (50.4)     -        -     (50.4)
Issuance of
 common stock
 under option,
 purchase, and
 profit sharing
 plans and
 tax benefit
 of $51.9         -       -       1.7      -     79.6       -      81.3
Unrealized gain
 on  available-
 for- sale
 securities
 (net of tax)     -       -        -       -       -      17.1     17.1
- ------------------------------------------------------------------------
Balances at
 May 28, 1995  $  -     $0.2    $63.1  $(59.9) $992.3   $411.0 $1,406.7
                ====    ====    =====  ======= ======   ======  =======

See accompanying Notes to Consolidated Financial Statements

NATIONAL SEMICONDUCTOR CORPORATION 1995 ANNUAL REPORT
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
                                                   Years Ended
                                         ------------------------------
                                         May 28,      May 29,    May 30,
                                          1995         1994       1993
                                         ------       ------     ------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                             $ 264.2      $ 264.0    $ 130.3
Adjustments to reconcile income
 with net cash provided by operations:
   Depreciation and amortization         185.4        173.8      159.8
   Cumulative effect of accounting
    change                                  -          (4.9)        -
   Loss (gain) on sale of investments     (6.9)        (2.2)       5.2
   Other, net                              6.5         (1.8)        -
   Changes in deferred taxes             (97.9)         1.7         -
   Tax benefit associated with stock
    options                               51.9          2.0         -
Changes in certain assets and
 liabilities:
   Receivables                           (29.0)       (16.1)     (77.0)
   Inventories                           (50.3)       (18.5)      18.2
   Other current assets                   (4.6)         1.5      (22.5)
   Accounts payable and accrued
    expenses                              24.4         51.3       16.4
   Income taxes                           76.1         13.6       12.2
   Other non-current liabilities           9.0        (30.7)      (8.6)
                                        ------       ------    -------
Net cash provided by operating
 activities                              428.8        433.7      234.0
                                        ------       ------     ------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant
 and equipment                          (478.8)      (270.7)    (233.9)
Proceeds from the sale of
 property, plant and equipment              -            -        15.7
Sale and maturity of available-
  for-sale securities                    184.9        658.7       42.8
Maturity of held-to-maturity
  securities                             707.1           -          -
Purchase of available-for-sale
  securities                            (144.9)      (680.0)    (111.1)
Purchase of held-to-maturity securities (696.7)          -          -
Proceeds from sale of investments           -           7.7        1.0
Purchase of investments and other, net   (22.0)       (11.2)     (11.6)
                                         ------      ------     ------
Net cash used by investing activities   (450.4)      (295.5)    (297.1)
                                        ------       ------     ------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt           159.0          1.9       37.3
Repayment of debt                        (83.0)       (19.7)     (23.7)
Collateral deposits and restricted cash     -            -        20.9
Issuance of common stock, net             29.4         28.5       18.0
Issuance of preferred stock, net
   of issuance costs                        -            -       166.8
Purchase of treasury stock               (50.4)        (9.5)        -
Payment of preferred dividends           (11.2)       (18.7)     (17.1)
                                       -------       ------     ------
Net cash provided (used) by
   financing activities                   43.8        (17.5)     202.2
                                       -------       ------     ------
Net change in cash and cash equivalents   22.2        120.7      139.1
Cash and cash equivalents at beginning
   of year                               398.1        277.4      138.3
                                        ------       ------     ------
Cash and cash equivalents
   at end of year                      $ 420.3       $398.1     $277.4
                                        ======       ======     ======

===============================================
See accompanying Notes to Consolidated Financial Statements

NATIONAL SEMICONDUCTOR CORPORATION 1995 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Financial Statements include National Semiconductor Corporation and its majority-owned subsidiaries ("National" or the "Company"). All significant intercompany transactions are eliminated in consolidation. Investments in which National has less than 20 percent ownership are accounted for by the cost method.

Revenue Recognition

Revenue from the sale of semiconductor products is generally recognized when shipped, with a provision for estimated returns and allowances recorded at the time of shipment. Service and other revenues are recognized ratably over the contractual period or as the services are performed.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided using both accelerated and straight-line methods over the estimated useful lives of the respective assets, or in the case of property under capital lease, over the lesser of the useful life or lease term.

Income Taxes

The income tax provision for 1995 and 1994 has been determined in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires that deferred liabilities or assets at the end of each period be determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance. The Company adopted FAS 109 effective the first day of fiscal 1994. The impact of adopting FAS 109 did not have a material effect on the consolidated financial statements, and as such no cumulative effect is recorded for the accounting method change.
      The income tax provision for fiscal year 1993 was determined in accordance with Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes". Accordingly, the provision for income taxes for 1993 included federal, state and non-U.S. income taxes currently payable or refundable and deferred amounts as a result of temporary differences between the tax bases of assets and liabilities and the corresponding amounts reported in the financial statements.

Earnings Per Share

Primary earnings per share are computed using the weighted average number of common shares and dilutive common stock equivalents outstanding using the treasury stock method. Dilutive common stock equivalents include stock options. Preferred dividends are reflected as adjustments to reported net earnings in the calculation. Fully diluted earnings per common share are computed using the weighted average common and dilutive common stock equivalents outstanding, plus other dilutive securities outstanding which are not common stock equivalents such as Convertible Preferred Shares. If the result of assumed conversions is dilutive, the dividend requirements for the Convertible Preferred Shares are reduced while the average shares of common stock outstanding are increased.

Currencies

The Company's functional currency for all operations worldwide is the U.S. dollar. Accordingly, gains and losses from translation of foreign currency financial statements into U.S. dollars are included in the determination of net income in the period in which they occur. Gains and losses resulting from foreign currency transactions are also included in the consolidated statements of operations.

Financial Instruments

Cash and Cash Equivalents. Cash equivalents are highly liquid instruments with a maturity of three months or less at the time of purchase. National maintains its cash balances in various currencies and a variety of financial instruments. The Company has not experienced any material losses relating to any short-term investment instruments.

Marketable Investments. Effective the beginning of fiscal 1995, the Company adopted FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("FAS 115"). This adoption was not material to the Company's financial position. Under FAS 115, the Company has classified its marketable debt and equity securities into held-to-maturity or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based upon contractual maturity date and are stated at amortized cost. Marketable debt and equity securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. Gains or losses on securities sold are based on the specific identification method.

Off-Balance Sheet Financial Instruments. The Company utilizes various off-balance sheet financial instruments to manage market risks associated with fluctuations in certain interest rates, commodity prices and foreign currency exchange rates. It is the Company's policy to use derivative financial instruments to protect against market risks arising in the normal course of business. Company policies prohibit the use of derivative instruments for the sole purpose of trading for profit on price fluctuations or to enter into contracts which intentionally increase the Company's underlying exposure.


Fair Values of Financial Instruments

Fair values of cash equivalents, short-term investments and short-term debt approximate cost due to the short period of time until maturity. Fair values of long-term investments, long-term debt, currency forward contracts and currency options are based on quoted market prices or pricing models using prevailing financial market information as of May 28, 1995.

Reclassifications

Certain amounts in prior years' financial statements and related notes have been reclassified to conform to the 1995 presentation. These reclassifications are not material.

Note 2.  Financial Instruments

Marketable Investments

The Company's policy is to diversify its investment portfolio to reduce risk to principal from credit, geographic, and investment sector risk. At May 28, 1995, investments were placed with a variety of different financial institutions or other issuers, and no individual security, financial institution, or obligation from a direct issuer exceeded ten percent of total investments. Investments with a maturity of less than one year have a rating of A1/P1 or better. Investments with a maturity of more than one year have a minimum rating of AA/Aa2. The Company's investment portfolio generally matures within one year or less. Gross realized gains on available-for-sale securities approximated $6.9 million for the year ended May 28, 1995. Gross realized losses were not material.

Investments at May 28, 1995 are comprised of the following:

                                       Gross       Gross
                          Amortized  Unrealized  Unrealized   Estimated
(in millions)               Cost       Gains       Losses     Fair Value
                          ---------  ----------  ----------   ----------
Short-Term Investments:
  Available-for-Sale Securities:
    Certificates of deposit $  5.0      $   -       $    -       $  5.0
    Corporate bonds            6.0          -            -          6.0
    Commercial paper           6.9          -           0.1         6.8
    Governmental agencies      4.0          -            -          4.0
  Held-to-Maturity Securities:
    Corporate Bonds           25.3          -            -         25.3
Total Short-Term           -------    --------     --------     -------
  Investments               $ 47.2      $   -       $   0.1      $ 47.1

Long-Term Investments:
  Available-for-Sale Securities:
    Equity Securities       $  3.1      $ 17.1      $    -       $ 20.2
                            -------    --------    --------     -------
Total Long-Term Investments $  3.1      $ 17.1      $    -       $ 20.2
                            =======    ========    ========     =======

      At May 28, 1995, the Company held $33.0 million and $346.8 million of available-for-sale and held-to-maturity securities, respectively, that are classified as cash equivalents on the consolidated balance sheet. These cash equivalents consist of the following (in millions): bank time deposits ($156.2), institutional money market funds ($150.0), certificates of deposit ($14.0), commercial paper ($46.9), repurchase agreements ($5.3) and government securities ($7.4).
      The net unrealized gain on the sale of available-for-sale securities (of $17.1 million) is included in retained earnings May 28, 1995.

Off-Balance Sheet Financial Instruments

Foreign Currency Instruments
The objective of the Company's foreign exchange risk management policy is to preserve the U.S. dollar value of after-tax cash flow in relation to non-U.S. dollar currency movements. The Company uses forward and option contracts to hedge firm commitments and anticipatory exposures. These exposures comprise sales of the Company's products in currencies other than the U.S. dollar. A majority of these sales are made through the Company's subsidiaries in Europe and Japan. Gains and losses on financial instruments that are intended to hedge an identifiable firm commitment are deferred and included in the measurement of the underlying transaction. Gains and losses on hedges of anticipated transactions are deferred until such time as the underlying transactions are recognized or immediately when the transaction is no longer expected to occur. In addition, the Company uses forward and option contracts to hedge non-U.S. dollar denominated asset and liability positions. Gains and losses on these contracts are used to offset the effect of currency movements on these financial positions.

Interest Rate Derivatives
The Company from time to time enters into interest rate derivative contracts in order to better match the nature of its cash flows from the floating-rate income on its cash equivalents and short-term investments with the predominately fixed-rate interest expense of its long-term debt. Interest rate swaps are used to extend the effective duration of a portion of the Company's short-term investment portfolio up to a maximum of two years. The Company had no outstanding interest rate derivative contracts as of May 28, 1995.

Commodity Derivatives
The financial performance of the Company's Dynacraft, Inc. subsidiary, which makes leadframes for integrated circuit packaging, is exposed to risk from fluctuations in the price of copper. The Company has purchased a series of call options on the price of copper, a "cap", which hedges the risk arising to Dynacraft from copper price increases. The last option expires in August 1995. The purchase price of option contracts are capitalized and amortized over the life of the option.
Any gains or losses from an option contract, either accrued or realized, are recorded as an adjustment to operating expenses in the period earned.

Fair Value and Notional Principal of Off-Balance Sheet Financial
  Instruments
The table below shows the fair value and notional principal of the Company's off-balance sheet instruments as of May 28, 1995 and May 29, 1995. The notional principal amounts for off-balance sheet instruments provide one measure of the transaction volume outstanding as of year end and do not represent the amount of the Company's exposure to credit or market loss. The estimates of fair value are based on applicable and commonly used pricing models using prevailing financial market information as of May 28, 1995 and May 29, 1994. The credit risk amount shown in the table represents the Company's gross exposure to potential accounting loss on these transactions if all counterparties failed to perform according to the terms of the contract, based on then-current currency exchange rate, interest rate or commodity price at each respective date. Although the following table reflects the notional principal, fair value, and credit risk amounts of the off-balance sheet instruments, it does not reflect the gains or losses associated with the exposures and transactions that the off-balance sheet instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

Transactions Qualifying as Accounting Hedges (in millions)

                                 1995                      1994
                       Notional   Fair  Credit   Notional   Fair  Credit
                       Principal  Value  Risk    Principal  Value  Risk
                       ---------  ----- ------   ---------  ----- ------
Interest rate instruments:
Swaps                     $  -   $  -   $  -       $ 15.0 $ (0.1) $  -

Foreign exchange instruments:
Forward contracts
  To buy dollars           37.3   (1.7)    -         48.3   (1.0)    -
  To sell dollars          55.2     -     0.2        63.4    2.2    2.2
Purchased options          66.0    0.3    0.3        36.0    0.2    0.2
Commodity instruments
Purchased call option
  on copper                 1.8    0.3    0.3          -      -      -

The Company has outstanding currency exchange contracts to sell foreign currency and to purchase U.S. dollars in the future with the predominant concentration of foreign currency in Japanese yen. The Company has outstanding currency exchange contracts to buy Malaysian ringgit, Singapore dollar, and pound sterling and to sell U.S. dollars in the future. All foreign exchange forward contracts expire within one year. Unrealized gains and losses on foreign exchange forward contracts that are accounted for as hedges are deferred and recognized in income in the same period as the hedged transactions. Deferred gains and losses on such agreements at May 28, 1995 and May 29, 1994 are immaterial. The Company has purchased foreign currency options denominated in Japanese yen and German deutsche mark. All foreign currency option contracts expire within a year. Purchased foreign exchange option contracts that qualify for hedge accounting treatment are reported on the balance sheet at the premium cost, which is amortized over the life of the option. Unrealized gains and losses on these option contracts are deferred until the occurrence of the hedged transaction and recognized as a component of the hedged transaction. Deferred gains and losses on such agreements at May 28, 1995 and May 29, 1994 are immaterial.

Fair Value of Financial Instruments

A summary table of estimated fair values of financial instruments at fiscal year end follows:
                                   1995                    1994
                            Carrying  Estimated     Carrying  Estimated
                             Amount   Fair Value     Amount   Fair Value
(in millions)               --------  ----------    --------  ----------
Long-term investments        $ 20.2      $ 20.2      $ 20.9      $ 20.9
Long-term debt                (82.5)      (86.5)      (14.5)      (14.6)
Currency forward contracts:
  To buy dollars                0.3        (1.7)        0.3        (1.0)
  To sell dollars              (0.7)         -         (0.1)        2.2
Currency options               (0.5)        0.3        (0.3)        0.2
Commodity options               0.1         0.3           -          -
=====================================

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily investments and trade receivables. The Company's investment policy requires cash investments to be placed with high-credit quality counterparties and to limit the amount of credit from any one financial institution or direct issuer. The Company sells its products to distributors and original equipment manufacturers involved in a variety of industries including computers and peripherals, automotive, and telecommunications. National performs continuing credit evaluations of its customers whenever deemed necessary. Historically, the Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

Note 3.  Restructuring of Operations

Included in 1995 results is the release of $10.1 million of restructuring reserves originally provided in 1994, partially offset by $4.6 million in additional charges for existing programs identified by the Company. The release of $10.1 million is attributable to the Company's decision to retain certain facilities and related support operations connected therewith. The additional restructuring requirements include charges for the Company's wholly owned subsidiary, Dynacraft, Inc. ("DCI"), to consolidate its business, and the decision by the Company to transfer the remainding military assembly operations in South Portland, Maine to Singapore. The charges for these actions, which are expected to be completed early in fiscal 1996, consist primarily of fixed asset dispositions, reductions in the work force and costs related to termination of a non-cancelable commitment for a facility.
      During fiscal 1995, the Company utilized $14.5 million of restructuring reserves, primarily attributable to the consolidation of its DCI business into one location in California, closure of a wafer fabrication line in Salt Lake City, Utah and completion of reduction in headcount and related infrastructure in its Santa Clara, California plant. Of the reserves, $9.6 million represented cash charges with the balance taking the form of fixed asset write-offs and other non-cash items.
      During fiscal 1994, the Company utilized $44.2 million of the restructuring reserves primarily attributable to the closure of a wafer fabrication module in its Salt Lake City, Utah facility, and closure of a wafer fabrication line in Santa Clara, California. In addition, the

Company completed most of the process transfers from its Santa Clara, California facility to the Greenock, Scotland fabrication facility and completed the transfer of part of its Mil Aero manufacturing to its Singapore facility. The Company continued to reduce headcount and related infrastructure at its Santa Clara, California operation.
      During fiscal 1993, the Company's restructuring activities related to the sale of its Bangkok, Thailand facility and also the sale of its Migdal Haemek, Israel facility to a joint venture, in which the Company has less than a 20 percent investment. The Company also continued activities related to the closure of a fabrication module at its Salt Lake City, Utah facility and decided to close a fabrication module in Santa Clara, California.

Note 4.  Consolidated Balance Sheet Details
(in millions)
                                                1995        1994
                                               ------      ------
RECEIVABLE ALLOWANCES
Doubtful accounts                            $   2.4     $   3.0
Returns and allowances                          31.3        30.8
                                              ------      ------
Total receivable allowances                  $  33.7     $  33.8
                                              ======      ======
INVENTORIES
Raw materials                                $  33.9     $  17.3
Work in process                                165.9       129.4
Finished goods                                  63.2        66.0
                                             -------      ------
Total inventories                            $ 263.0     $ 212.7
                                             =======      ======
PROPERTY, PLANT AND EQUIPMENT
Land                                         $  12.5     $   8.9
Buildings and improvements                     501.4       340.9
Machinery and equipment                      1,419.9     1,251.4
Construction in progress                       213.8       164.4
                                             -------     -------
Total property, plant and equipment          2,147.6     1,765.6
Less accumulated depreciation and
  amortization                               1,185.2     1,097.6
                                             -------     -------
Property, plant and equipment, net           $ 962.4     $ 668.0
                                             =======     =======
ACCRUED EXPENSES
Payroll and employee related                 $ 159.3     $ 124.9
Other                                           71.4       139.7
                                             -------      ------
Total accrued expenses                       $ 230.7     $ 264.6
                                             =======      ======

Effective beginning in fiscal 1994, the Company changed its method of accounting to include certain costs in inventory which were previously charged directly to cost of sales as incurred. These costs consisted primarily of product engineering, quality assurance and reliability, and production control and logistics. The Company believes this change was preferable under the circumstances because it more closely matched inventory costs with net sales and more closely aligned the Company with industry practices. The cumulative effect of this change on years prior to fiscal 1994 of $4.9 million was reflected in the 1994 first quarter results.

      Both the impact of the change in fiscal 1994 and the proforma effect on net income for fiscal 1993 under the new method of accounting were immaterial.
      In addition, beginning in fiscal 1994, the Company reclassified certain period expenses from cost of sales to R&D expense or to SG&A expense. The amounts presented in prior period statements of operations have been reclassified to conform with the fiscal 1994 presentation.
The types of costs consisted primarily of non-manufacturing product engineering, quality assurance and reliability, applications engineering, and product line management costs. The Company believes these reclassifications more closely align Company reporting with industry practices. For 1993, the effect of the reclassification decreased cost of sales by $81.3 million and increased R&D and SG&A expenses by $26.9 million and $54.4 million, respectively. Net income was not impacted in any period by the reclassifications.

Note 5.  Debt Financing

Debt consists of the following:

(in millions)                              1995         1994
                                          ------      -------
Notes secured by real estate payable
   at 11.8% to 12.6%                     $ 20.2       $  5.9
Notes secured by equipment payable
  at 7.3% to 8.9%                          33.0         13.3
Unsecured loans payable at 7.5%
  and 4.2%, respectively                   50.0          6.4
Obligations under capital leases            2.9          4.5
                                        -------       -------
Total loans payable                       106.1         30.1
Current portion of long-term debt         (23.6)       (15.6)
                                        -------       -------
Long-term debt                          $  82.5      $  14.5
                                        =======       =======

Notes secured by real estate in 1995 consist of three notes assumed as part of the repurchase of the equity interest in the Company's Arlington, Texas facility which was sold and leased back prior to 1990. Interest on these notes is due semi-annually, principal payments vary, and maturities range from March 1996 to March 2002. The 1994 balance consists of a mortgage loan held by a foreign subsidiary due in 1996 which was repaid in April 1995. The notes secured by machinery and equipment have installments payable either monthly or quarterly with maturities ranging from November 1995 to May 2000. The unsecured 7.5 percent note is due in monthly installments through May 2000. The note payable in 1994 at 4.2 percent is a variable interest loan at the U.S. dollar Singapore Interbank Offer Rate plus 0.75 percent and was due in 1999, but was repaid in July 1994.

      For each of the next five years and thereafter, debt and capital lease obligations are as follows:

                                       Total Debt
(in millions)                       (Principal only)
                                    ----------------
1996                                          $ 23.6
1997                                            18.5
1998                                            17.3
1999                                            18.5
2000                                            19.4
Thereafter                                       8.8
                                    ----------------
Total                                         $106.1
                                    ================

The Company's multicurrency and revolving financing agreements make funds available in the form of multicurrency loans, letters of credit and standby letters of credit. The multicurrency loan agreement ($30 million) expires in December 1995. The revolving credit agreement ($200 million) which includes standby letters of credit expires in December 1997. At May 28, 1995, $42.2 million of the combined total commitments was utilized.
      These agreements contain restrictive covenants, conditions and default provisions which, among others, restrict payment of dividends and require the maintenance of financial ratios and certain levels of tangible net worth. At May 28, 1995, under the most restrictive covenant, no more than $238.5 million was available for payment of dividends on the Company's common stock.

Note 6.  Interest

(in millions)                   1995       1994       1993
                               ------     ------     ------
Interest income                $ 21.3     $14.2       $7.3
Interest expense                 (6.7)     (3.3)      (4.4)
                              -------    -------    -------
Interest, net                  $ 14.6     $10.9       $2.9
                              =======    =======    =======

Note 7.  Income Taxes

Worldwide pretax earnings from operations and income taxes consisted of the following:

(in millions)                      1995       1994       1993
                                  ------     ------     ------
Income before income taxes:
U.S.                             $233.5     $264.9    $  58.6
Non-U.S.                           95.7       38.6       91.3
                                -------    -------    -------
                                 $329.2     $303.5    $ 149.9
Income taxes:                   =======    =======    =======
  Current:
    U.S. Federal                 $ 90.7     $ 26.9    $   1.4
    U.S. State and Local            5.0        6.4        2.6
    Non-U.S.                       12.7        5.6       12.1
                                -------    -------    -------
                                  108.4       38.9       16.1
  Deferred:
    U.S. Federal and State        (96.8)        -          -
    Non-U.S.                        1.5        3.5        3.5

Charge in lieu of taxes
  attributable to employee
  stock plans                      51.9        2.0         -
                                -------    -------    -------
                                 $ 65.0     $ 44.4    $  19.6
                                =======    =======    =======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at May 28, 1995 and May 29, 1994 are presented below (in millions):

                                                   1995        1994
Deferred Tax Assets:                              ------      ------
Reserves and accruals                           $  56.8     $  80.5
Loss carryovers and other allowances - foreign     50.0        74.8
General business credit carryovers - Federal       46.1        47.1
Capitalized assets and other assets                27.6        14.5
Inventory capitalization and reserves              20.9        19.0
Foreign tax and AMT credit carryovers               7.7         6.8
Capitalized R&D - state                             5.7         7.6
                                                -------      ------
   Total gross deferred assets                    214.8       250.3
   Less valuation allowance                      (106.5)     (248.6)
                                                -------      ------
   Net deferred assets                          $ 108.3     $   1.7

Deferred tax liabilities:

Capital allowance - foreign                     $ (20.1)    $ (19.4)
Other liabilities                                  (8.9)       (0.9)
                                                -------      ------
   Total gross deferred liabilities               (29.0)      (20.3)
                                                -------      ------
   Net deferred tax assets (liabilities)        $  79.3     $ (18.6)
                                                =======      ======
Deferred tax assets and liabilities are classified in the consolidated balance sheet based on the classification of the related asset or liability. Included in other assets on the consolidated balance sheet is $22.0 million of deferred tax assets.
      The valuation allowance at May 28, 1995 represented a decrease of $142.1 million from the balance of $248.6 million at May 29, 1994. Of this decrease in the total valuation allowance for deferred tax assets, approximately $51.9 million of recognized tax benefits attributable to employee stock option exercises was allocated to additional paid-in capital rather than to income tax benefit.
      For fiscal 1993, deferred income taxes arose from temporary differences between tax bases of assets and liabilities and the reported amounts in the financial statements. The deferred tax expense reflected is attributable primarily to depreciation, accruals and allowances.
      The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based on the historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of valuation allowances as of May 28, 1995.
      The reconciliation between the amount computed by applying the U.S. Federal statutory rate and the reported worldwide tax expense follows:

(dollars in millions)               1995       1994       1993
                                  -------    -------    -------
U.S. Federal statutory tax rate      35%        35%        34%
                                    ====       ====       ====

Income tax expense at
  federal statutory rate         $ 115.2     $106.2     $ 51.0
Unutilized (utilized) non-U.S.
  losses and tax differential
  related to non-U.S. income       (19.4)       8.8        1.5
U.S. state and local taxes net
  of federal benefits                5.0        4.2        2.6
Change in beginning of year
  valuation allowance              (36.2)     (76.0)        -
Utilized U.S. operating
  losses under FAS 96                 -          -       (41.3)
Sale of Bangkok facility              -          -         3.9
Other                                0.4        1.2        1.9
                                 -------    -------    -------
Reported income tax expense       $ 65.0      $44.4      $19.6
                                 =======    =======    =======

The temporary difference relating to the unremitted earnings of non-U.S. subsidiaries for which a deferred tax liability has not been recognized approximates $514.6 million at May 28, 1995. The additional taxes which may become due if those earnings were to be remitted to the U.S. are estimated to be $112.2 million after utilization of U.S. tax credits. However, it is management's intent that these earnings remain reinvested indefinitely.
      At May 28, 1995, National had credit carryforwards of approximately $53.9 million for tax return purposes which expire from 1996 through 2008. National also had operating loss carryforwards in certain non-U.S. jurisdictions.
      The U.S. Internal Revenue Service ("IRS") examinations of National's U.S. Federal income tax returns for fiscal years 1976-1982 resulted in the issuance of deficiency notices during fiscal 1989 and 1990 seeking additional taxes amounting to approximately $76 million (exclusive of interest). National filed petitions with the United States Tax Court contesting the deficiency notices and the cases were consolidated for trial. National and the IRS subsequently settled all issues for fiscal years 1976 through 1982 except for intercompany product transfer prices. This settlement reduced the additional taxes being sought to approximately $52 million (exclusive of interest).
Trial in the case was held in February 1993 and an opinion was issued by the U.S. Tax Court in May 1994. The opinion found that adjustments to income of $40.6 million were due, which the Company estimates, after giving effect to loss and credit carrybacks, will result in a tax deficiency of approximately $5 million plus associated interest of between $35 million and $45 million. The IRS motion for reconsideration of the opinion, which sought an additional $31 million in income tax adjustments, was denied by the court in June 1994. The Company and the IRS have reached agreement on the allocation of the additional income, and this agreement was presented to the Court in June 1995. A formal decision implementing the opinion was then entered by the Tax Court following completion of these final computations and the decision is subject to appeal by either the Company or the IRS. It is not known if an appeal will follow at this time.
      In January 1994, the Company and the IRS settled all issues for fiscal years 1983 through 1985, including issues relating to intercompany product transfer pricing, without the payment of additional Federal tax. This result will be affected by certain net operating loss carryovers and credits, which will not be determined until the Tax Court litigation is completed.
      In April 1995, the IRS issued a deficiency notice for fiscal years 1986 through 1989 seeking additional taxes of approximately $11 million (exclusive of interest). The issues raised by the deficiency notice relate primarily to the Company's former Israeli operation and the purchase price paid for Fairchild Semiconductor Corporation. The Company intends to file a protest of the deficiency notice. The Company expects the IRS to begin examination of the Company's tax returns for fiscal years 1990 through 1993 during the summer of 1995. The Company believes that adequate tax payments have been made and accruals recorded for all years and that the Tax Court case will not have a material adverse effect on the Company's financial condition or results of operations.

Note 8.  Shareholders' Equity

Each outstanding share of the Company's common stock carries a stock purchase right ("Right") issued pursuant to a dividend distribution declared on August 5, 1988. When exercisable, each Right entitles the registered holder to purchase one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock at a price of $60.00 per one thousandth share, subject to adjustment. The Rights are attached to all outstanding shares of common stock and no separate Rights certificates have been distributed.
      The Rights will become exercisable and will detach from the common stock in the event any individual or group acquires 20 percent or more of the Company's common stock, or announces a tender or exchange offer which, if consummated, would result in that person or group owning at least 20 percent of the Company's common stock. If such person or group actually acquires 30 percent or more of the Company's common stock (except pursuant to certain cash tender offers for all of the Company's common stock), each Right will entitle the holder to purchase, at the Right's then current exercise prices, the Company's common stock in an amount having a market value equal to twice the exercise price. Similarly, if after the Rights become exercisable, the Company merges or consolidates with or sells 50 percent or more of its assets or earning power to another person, each Right will then entitle the holder to purchase, at the Right's then current exercise price, the stock of the acquiring company in an amount having a market value equal to twice the exercise price.
      The Company may redeem the Rights at $0.01 per Right at any time prior to acquisition by a person or group of 20 percent or more of the Company's outstanding common stock. The Rights will expire August 8, 1998, unless earlier redeemed.
      In March 1994, National called for redemption in April 1994 of all of the issued and outstanding shares of the $40.00 Convertible Exchangeable Preferred Shares, $0.50 par value (the "Exchangeable Preferred Shares"). In connection with the redemption, a conversion privilege offered by National to holders of the Exchangeable Preferred Shares expired on the redemption date. Essentially all Exchangeable Preferred Shares were converted by the holders into the Company's common stock at the rate of 33 shares of common stock for each Exchangeable Preferred Share. All remaining shares were redeemed and the Company issued shares of common stock that would have been issued to the holders of the Exchangeable Preferred Shares had they elected to convert, in accordance with standby arrangements entered into by the Company. After the redemption and conversion were complete, a total of 8,250,000 shares of common stock had been issued.
      At May 28, 1995, National had 345,000 shares of $32.50 Convertible Preferred Shares, $0.50 par value (the "Convertible Preferred Shares") issued and outstanding. The Convertible Preferred Shares were issued in October 1992. The liquidation preference of each Convertible Preferred Share is $500 plus unpaid dividends. The Convertible Preferred Shares are convertible at any time at the option of the holder into common stock at the rate of 35.273 shares of common stock for each Convertible Preferred Share. On or after November 1, 1995, and if the closing price of the Company's common stock on the New York Stock Exchange exceeds $17.72 for twenty trading days within any period of thirty consecutive trading days, the Convertible Preferred Shares are redeemable, in whole or in part, at the option of the Company for the number of shares of common stock as are issuable at a conversion rate of 35.273 shares of common stock for each Convertible Preferred Share. The Convertible Preferred Shares are not entitled to the benefit of any sinking fund. Dividends on the Convertible Preferred Shares at an annual rate of $32.50 per share are cumulative and payable quarterly in arrears, when and as declared by the Company's Board of Directors. Holders of Convertible Preferred Shares are entitled to limited voting rights.
      The Company was authorized by the Board of Directors to repurchase up to 3.5 million shares of the Company's common stock at current market prices prior to the end of calendar 1994. During fiscal 1994, National purchased 500,000 shares on the open market at a cost of $9.5 million. In April 1995, the Board of Directors authorized repurchase of up to an additional 3.5 million shares at current market prices prior to the end of calendar 1995. During fiscal 1995, National purchased 3,115,600 shares on the open market at a cost of $50.4 million, net of certain share reissuances in connection with employee benefit plans. The shares purchased by the Company are being used for issuance under the Company's various benefit plans and are being held as treasury stock.
      National has paid no cash dividends on its common stock and intends to continue its practice of reinvesting all earnings except those required for preferred stock dividends.

Note 9.  Stock Option and Purchase Plans

National has a stock option plan under which officers and key employees may be granted nonqualified or incentive stock options to purchase up to 32,754,929 shares of the Company's common stock. Generally, the terms of this plan provide that options are granted at the market price on the date of grant and expire up to a maximum of 10 years and one day after grant or 3 months after termination of employment (up to 5 years after termination due to death, disability, or retirement), whichever occurs first. Options generally become exercisable ratably over a four-year period.
      In connection with the retirement of Peter J. Sprague from his position as Chairman of the Board of Directors on May 18, 1995, the Company granted an option to Mr. Sprague to purchase 300,000 shares of the Company's common stock. The option granted to Mr. Sprague was not granted under the option plans, but was granted at the market price on the date of grant, expires ten years and one day after grant and becomes exercisable ratably over a four-year period.
      National has an employee stock purchase plan which authorizes the issuance of up to 19,950,000 shares of common stock in quarterly offerings to eligible employees in amounts related to their basic annual compensation at a price which is equal to 85 percent of the lower of its fair market value at the beginning and end of a quarterly period. Prior to January 1995, the employee stock purchase plan granted options which became exercisable after 13 months and expired after 27 months. The option price was determined by the Stock Option and Compensation Committee of the Board of Directors but could not be less than 100 percent of the market value on the date of grant or 85 percent of the market value on the date of exercise, whichever was lower. The last options issued under the terms of the previous plan will expire in March 1996.
      National also has an employee stock purchase plan available to employees at international locations which was approved in September 1994 and first made available to employees in January 1995. The global plan authorizes the issuance of up to 5,000,000 shares of common stock in quarterly offerings to eligible employees in amounts related to their basic annual compensation at a price equal to 85 percent of the lower of its fair market value at the beginning and end of a quarterly period. Unlike the U.S. stock purchase plan, the stock purchased under the global stock purchase plan for the account of an employee is held by a fiduciary in an offshore trust, which allows an employee located in countries that do not permit direct stock ownership to participate in a Company stock plan. In addition, the participant's employing company is responsible for paying the difference between the purchase price set by the terms of the plan and the fair market value at the time of the purchase.

      Changes in options outstanding under options granted by the Company during fiscal 1994 and 1995, whether under the option or purchase plan or otherwise were as follows:

                                     Number        Price
                                   of shares        per
                                 (in millions)     share
                                 -------------   ----------------
Outstanding May 30, 1993              15.2       $3.75 to $14.75
Granted                                3.3      $15.00 to $20.50
Exercised                             (4.7)      $3.75 to $14.75
Cancelled                             (0.6)      $3.75 to $20.50
- -------------------------------------------------------------------
Outstanding May 29, 1994              13.2       $3.75 to $20.50
Granted                                2.7      $14.88 to $27.88
Exercised                             (3.1)      $3.75 to $20.50
Cancelled                             (0.5)      $3.75 to $20.50
- -------------------------------------------------------------------
Outstanding at May 28, 1995           12.3       $3.75 to $27.88
Exercisable at May 28, 1995            6.9       $3.75 to $20.50
===================================================================

Expiration dates:  From May 31, 1995 to May 18, 2005
- -------------------------------------------------------------------

Shares issued under the new terms of the stock purchase plan and the global stock purchase plan from January 1, 1995 through the end of fiscal 1995 were as follows:
                          Number of Shares          Price
                           (in millions)          per Share
                          ----------------        ---------

Issued                           0.3               $14.34

Under the stock option and purchase plans, 3.4 million shares of common stock were issued during fiscal 1995. As of May 28, 1995, 30.6 million shares were reserved for issuance under all stock purchase and option plans and other options granted by the Company, including shares available for future option grants.

Note 10.  Other Stock Plans

National has a director stock plan approved by shareholders in fiscal 1993. The director stock plan authorizes the issuance of up to 200,000 shares of the Company's common stock to eligible non-employee directors of the Company. The common stock was issued automatically to eligible directors upon approval of the director stock plan by the shareholders and is issued automatically thereafter to eligible new directors upon their appointment to the Board and to all eligible directors on the subsequent election to the Board by shareholders. As of May 28, 1995, 22,000 shares had been issued under the director stock plan and 178,000 shares were reserved for future issuances.
      National has a performance award plan which was approved by shareholders in fiscal 1993 which authorizes the issuance of up to 1.0 million shares of the Company's common stock as full or partial payment of awards to plan participants based on performance units and the achievement of certain specific performance goals during a performance plan cycle. Performance plan cycles are three to five years depending on specific performance measurements, and the earliest a payout can occur is the third year of a performance plan cycle. Plan participants currently consist of a limited group of senior executives. No shares were issued under the performance award plan during fiscal 1994 or 1995. The first payout under the plan will occur in fiscal 1996, and expense recorded in fiscal 1994 and 1995 under the plan was not material.

Note 11. Retirement and Pension Plans

National's Retirement and Savings Program for U.S. employees consists of two plans as follows:
      The profit sharing plan requires Company contributions of the greater of five percent of consolidated net earnings before income taxes or one percent of payroll (as defined by the plan). Contributions are invested 25 percent in National's common stock and 75 percent in cash. Total shares contributed under the profit sharing plan during fiscal 1995 were 211,565. As of May 28, 1995, 1.9 million shares of common stock were reserved for future Company contributions.
      The salary deferral "401(k)" plan allows employees to defer up to 15 percent of their salaries, subject to certain limitations, with partially matching Company contributions. Contributions are invested in one or more of five investment funds at the discretion of the employee. One of the investment funds is a Company stock fund where contributions are invested in Company common stock. Although 5.0 million shares of common stock are reserved for issuance to the stock fund, shares purchased to date with contributions have been purchased on the open market and the Company has not issued any stock directly to the stock fund.
      The benefit restoration plan adopted in fiscal 1993 allows certain highly compensated employees to receive a higher profit sharing plan allocation than would otherwise be permitted under IRS regulations and defer greater percentages of compensation than would otherwise be permitted under the salary deferral "401(k)" plan and IRS regulations. The benefit restoration plan is a nonqualified and unfunded plan of deferred compensation and the Company credits accounts maintained under it with interest earnings each quarter.
      Certain non-U.S. subsidiaries have varying types of defined benefit pension and retirement plans that are consistent with local statutes and practices. The annual expense for all plans was as follows:

(in millions)                    1995      1994       1993
                               ------     ------     ------
Profit Sharing Plan             $17.3     $15.9        7.9
- -----------------------------------------------------------
Salary deferral "401(k)" plan   $ 9.8      $8.3       $4.1
- -----------------------------------------------------------
Non-U.S. pension and
  retirement plans              $ 6.3      $4.7       $5.4
===========================================================

Effective beginning fiscal 1994, the Company prospectively adopted Statement of Financial Accounting Standards No. 106, "Employer's
Accounting for Postretirement Benefits other than Pensions" ("FAS 106"). The adoption did not have a material impact on the Company's financial statements.

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Postemployment Benefits" ("FAS 112"), effective for fiscal years beginning after December 15, 1993. Under FAS 112, postemployment benefits, primarily salary continuation and insurance continuation, are accrued at the time the benefit is earned by the employee. The Company implemented FAS 112 starting in the first quarter of fiscal 1995. Adoption of FAS 112 did not have a material impact on the Company's financial statements.

Note 12.  Commitments and Contingencies

Commitments. The Company leases certain facilities and equipment under operating lease arrangements which expire at various times through the year 2025. Rental expenses under operating leases were $37.4 million, $48.9 million, and $58.9 million in 1995, 1994, and 1993, respectively.

Minimum commitments under noncancelable operating leases are as follows:

                                          (in millions)
                                          -------------
1996                                             $ 24.7
1997                                               17.4
1998                                               11.3
1999                                                7.7
2000                                                6.8
Thereafter                                         32.0
                                                 ------
Total                                            $ 99.9
                                                 ======

During 1995, the Company purchased the equity interest in two facility sale and leaseback transactions. This had the effect of significantly reducing the operating lease commitments. The Company has commitments to purchase fabricated wafers from a joint venture in which it is a minority interest holder. As of May 28, 1995, these commitments total $40.4 million, $48.5 million, $42.8 million, and $10.6 million for fiscal years 1996, 1997, 1998 and 1999, respectively, based on negotiated prices and minimum contractual volumes.

Contingencies -- Legal Proceedings

In April 1988, the Company received a notice from the District Director of U.S. Customs in San Francisco alleging underpayment of duties of approximately $19.5 million for the period June 1, 1979 to March 1, 1985 on merchandise imported from the Company's non-U.S. subsidiaries. The Company filed an administrative appeal in September 1988. On May 23, 1991, the District Director revised his action and issued a Notice of Penalty Claim and Demand for Restoration of Duties, alleging underpayment of duties of approximately $6.9 million for the same period and the alleged underpayment was reduced in a similar action on April 22, 1994 to approximately $3.6 million. The revised alleged underpayment could be subject to penalties that may be computed as a multiple of such underpayment. The Company filed an administrative petition for relief in October 1991 and the Company is continuing to contest the Penalty Notice in administrative proceedings. The Company believes that the ultimate resolution of this matter will not have a material impact on the Company's financial position.
      The Company has been named to the National Priorities List ("Superfund") for its Santa Clara, California site and has completed a Remedial Investigation/Feasibility Study with the Regional Water Quality Control Board ("RWQCB"), acting as an agent for the Federal Environmental Protection Agency. The Company has agreed in principle with the RWQCB to a site remediation plan. Management believes that the potential liability, if any, in excess of amounts already accrued for the site remediation will not have a material effect on the Company's financial position.
      In addition to the Santa Clara site, the Company has been designated as a potentially responsible party ("PRP") by federal and state agencies with respect to certain waste sites with which the Company may have had direct or indirect involvement. Such designations are made regardless of the extent of the Company's involvement. The Company has also been cited for alleged deficiencies in its record keeping for and handling, treatment, storage and disposal of hazardous products and wastes. These claims are in various stages of administrative or judicial proceedings and include demands for recovery of past governmental costs and for future investigations and remedial actions. In many cases, the dollar amounts of the claims have not been specified, and with respect to the PRP claims, have been asserted against a number of other entities for the same cost recovery or other relief as was asserted against the Company. The Company accrues costs associated with environmental matters when they become probable and reasonably estimable. The amount of all environmental charges to earnings, including charges relating to the Santa Clara site remediation, which did not include potential reimbursements from insurance coverage, were not material during fiscal years 1995, 1994, and 1993. The Company believes that the potential liability, if any, in excess of amounts already charged to earnings will not have a material effect on the Company's financial position.
      On December 2, 1992, Hughes Aircraft Company ("Hughes") filed a patent infringement suit in Federal court against the Company seeking unspecified amounts of damages and costs, which was served on the Company on January 7, 1993. The Company filed a counter claim against Hughes' parent, General Motors Corporation, also alleging patent infringement. In December 1994, the parties participated in a minitrial proceeding that resolved all matters disputed in the litigation. On the single issue presented in the minitrial the judge found for Hughes and, in accordance with an agreement reached with Hughes prior to the minitrial, damages agreed to in advance were paid by the Company to Hughes. The settlement did not have a material impact on the Company's financial position and all matters in dispute in the litigation have been resolved.
      The Company is engaged in tax litigation with the IRS and the Company's tax returns will soon be under examination by the IRS (see
Note 7). In addition to the foregoing, National is a party to other suits and claims which arise in the normal course of business. National believes any liability resulting from those matters would not be material to the Company's financial position.

Note 13.  Industry and Geographic Segment Information

The Company operates in one industry segment and is engaged in the design, development, manufacture and marketing of a wide variety of semiconductor products including analog integrated circuits, digital integrated circuits, mixed analog and digital circuits, microcontrollers, hybrid circuits, subsystems, electronic packaging, and miscellaneous services and supplies for the semiconductor industry and original equipment manufacturers. National operates in three main geographic areas. In the information that follows, sales include local sales and exports made by operations within each area. Total sales by geographic area include sales to unaffiliated customers and intergeographic transfers, which are based on standard cost. To control costs, a substantial portion of National's products are transported between the U.S., Asia, and Europe in the process of being manufactured and sold. Sales to unaffiliated customers have little correlation with the location of manufacture. It is, therefore, not meaningful to present operating profit by geographic area.
      National conducts a substantial portion of its operations outside of the U.S. and is subject to hazards associated with non-U.S. operations, such as political risks, currency controls and fluctuations, tariffs, import controls and air transportation.

                                                      Elim &     Consol-
(in millions)           Americas  Europe     Asia     Corporate   idated
                        --------  -------  --------  ----------  -------
1995
Sales to unaffiliated
  customers            $1,015.9   $562.7  $  800.8 $      -    $2,379.4
Transfers between
geographic areas          459.7    114.3     680.3  (1,254.3)        -
                       --------   ------    ------   -------    -------
Total sales            $1,475.6   $677.0  $1,481.1 $(1,254.3)  $2,379.4
                       --------   ------    ------    ------   --------
Total assets           $1,016.7   $252.8  $  623.2 $   343.0   $2,235.7
                       ========   ======   =======   =======   ========
1994
Sales to unaffiliated
  customers            $1,010.4   $496.7  $  788.3 $      -    $2,295.4
Transfers between
  geographic areas        493.3    153.7     631.4  (1,278.4)       -
                       --------   ------    ------  --------   --------
Total sales            $1,503.7   $650.4  $1,419.7 $(1,278.4)  $2,295.4
                       --------   ------    ------  --------   --------
Total assets           $  656.7   $218.9  $  558.5 $   313.6   $1,747.7
                       ========   ======   =======   =======   ========
1993
Sales to unaffiliated
  customers            $  939.5   $413.2  $  661.0 $      -    $2,013.7
Transfers between
geographic areas          415.6    120.0     558.1  (1,093.7)        -
                       --------   ------    ------   -------   --------
Total sales            $1,355.1   $533.2  $1,219.1 $(1,093.7)  $2,013.7
                       --------   ------    ------   -------   --------
Total assets           $  539.7   $222.7  $  436.6 $   277.5   $1,476.5
                       ========   ======   =======   =======   ========

Note 14. Supplemental Disclosure of Cash Flow Information and Non-cash Investing and Financing Activities

(in millions)                          1995       1994       1993
                                    -------    -------    -------
Cash paid for:
  Interest expense                    $ 6.4      $ 3.3       $4.5
  Interest payment on
    tax settlements                   $30.2      $18.6       $ -
  Income taxes                        $43.2      $27.8       $4.9
Non-cash items:
  Issuance of stock for employee
    benefit plans                     $ 4.0      $ 2.0       $ -

The Company recorded capital lease obligations of $1.2 million during 1993, related to the acquisition of machinery and equipment. Non-cash financing activities in fiscal 1993 included the relief of debt of $12.3 million on the sale of the Migdal Haemek, Israel facility.

Note 15.  Financial Information by Quarter (Unaudited)

The following table presents the quarterly information for fiscal 1995 and 1994:

                               First      Second     Third     Fourth
(in millions, except per)     Quarter     Quarter   Quarter    Quarter
  share amounts)              -------     -------   -------    -------
1995
Net Sales                      $553.8      $584.4    $571.4     $669.8
Gross Margin                   $233.2      $251.7    $229.3     $280.7
Net income                     $ 59.0      $ 67.0    $ 57.0     $ 81.2
                               ======      ======    ======     ======
Primary earnings
  per common share              $0.44       $0.51     $0.43      $0.62
Weighted average common and    ======      ======    ======     ======
  common equivalent shares
  outstanding                   129.1       124.9     124.7      125.6
Fully diluted earnings          =====       =====     =====      =====
  per common share              $0.42       $0.49     $0.42      $0.59
                                =====       =====     =====      =====
Weighted average fully
  diluted shares                141.5       137.2     136.9      138.7
                                =====       =====     =====      =====

Common stock price - high      $21.50      $19.50    $20.50     $28.50
Common stock price - low       $15.63      $14.38    $16.63     $15.13
                                =====       =====     =====      =====
1994
Net Sales                      $558.9      $582.4    $544.7     $609.4
Gross Margin                   $228.3      $243.5    $228.4     $258.9
Income before cumulative
  effect of accounting change  $ 52.2      $ 60.7    $ 63.8     $ 82.4
Net income                     $ 57.1      $ 60.7    $ 63.8     $ 82.4
Primary earnings per common    ======      ======    ======     ======
  share before cumulative
  effect of accounting change   $0.39       $0.46     $0.48      $0.63
Cumulative effect of
  accounting change              0.04         -         -          -
Primary earnings                -----       -----     -----      -----
  per common share              $0.43       $0.46     $0.48      $0.63
                               ======      ======    ======     ======
Weighted average common and
  common equivalent shares
  outstanding                   119.5       120.1     120.8      126.0
Fully diluted earnings per     ======      ======    ======      =====
  share before cumulative
  effect of accounting change   $0.37       $0.43     $0.45      $0.58
Cumulative effect of
  accounting change              0.04         -         -          -
Fully diluted earnings          -----       -----     -----      -----
  per common share              $0.41       $0.43     $0.45      $0.58
Weighted average fully          =====       =====     =====      =====
  diluted shares                140.4       140.6     141.7      143.0
                                =====       =====     =====      =====

Common stock price - high      $19.50      $21.75    $21.88     $25.00
Common stock price - low       $14.38      $15.00    $14.38     $16.75
                                =====       =====     =====      =====

Preferred dividends are reflected as adjustments to reported earnings in the calculation of primary earnings per share.
      The Company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange. The quoted market prices are as reported on the New York Stock Exchange Composite Tape. At May 28, 1995, there were approximately 13,500 holders of the Company's common stock.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
National Semiconductor Corporation

We have audited the accompanying consolidated balance sheets of National Semiconductor Corporation and subsidiaries as of May 28, 1995 and May 29, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended May 28, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Semiconductor Corporation and subsidiaries as of May 28, 1995 and May 29, 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended May 28, 1995 in conformity with generally accepted accounting principles.
      As discussed in Note 4 to the consolidated financial statements, in 1994 the Company changed its method of accounting for certain costs in inventory.


                                                  KPMG PEAT MARWICK LLP


San Jose, California
June 7, 1995

MANAGEMENT

OFFICERS

EXECUTIVE COMMITTEE

Gilbert F. Amelio
President and Chief
Executive Officer

Richard M. Beyer
Executive Vice
President, and Chief
Operating Officer

Kirk P. Pond
Executive Vice
President and Chief
Operating Officer

Patrick J. Brockett
President,
International
Business Group

Charles P. Carinalli
Senior Vice
President and Chief
Technical Officer

Donald Macleod
Executive Vice President,
Finance and Chief
Financial Officer

George M. Scalise
Executive Vice
President and Chief
Administrative Officer

MANAGEMENT COMMITTEE
consists of the Executive
Committee and the following
officers:

Bami Bastani
Vice President and
General Manager,
Embedded Technologies
Division

Mike Bereziuk
Vice President and
General Manager, Personal
Systems Division

Michael D. Burger
Vice President and
General Manager,
Southeast Asia Division,
International
Business Group

W. Wayne Carlson
Vice President and
General Manager,
Data Management
Division

Gordon C. Chilton
Vice President,
Asia Pacific

John M. Clark III
Senior Vice President,
General Counsel and
Secretary

Raymond G. Hawkins
Vice President and
General Manager,
Americas Division,
International
Business Group

Gunnar Hurtig III
Vice President,
Corporate Strategic
Planning

Tatsuo Ishihara
President, Japan
Division, International
Business Group

Keith D. Jackson
Vice President and
General Manager, Analog
Mixed Signal Systems
Division

Keith M. Kolerus
Vice President,
Strategy, International
Business Group

Robert G. MacLean
Vice President,
Human Resources

Douglas M. McBurnie
Vice President and
General Manager, Local
Area Networks Division

R. Thomas Odell
Senior Vice President,
Business Process
Improvement

E. Randy Parker
Senior Vice
President, Quality
and Reliability

Robert M. Penn
Vice President and
General Manager, Wide
Area Networks Division

Hans Rohrer
Vice President and
General Manager,
European Division,
International
Business Group

Richard L. Sanquini
Senior Vice President,
Intellectual Property
Protection and Business
Development

Robert M. Whelton
Vice President and
General Manager,
Analog Products
Division

OTHER OFFICERS

David S. Dahmen
Vice President and Treasurer

Nancy Lucke Ludgus
Assistant Secretary

Robert B. Mahoney
Vice President and Controller

John G. Webb
Vice President, Taxes


TRANSFER AGENT AND
REGISTRAR
The First National
Bank of Boston
P.O. Box 644
Boston,
Massachusetts
02102

INDEPENDENT
AUDITORS
KPMG Peat Marwick LLP

Board of Directors

Gilbert F. Amelio began his career at Bell Laboratories and has more than 25 years of semiconductor industry experience. He holds 16 patents alone or jointly and is co-inventor of the charge-coupled device image sensor.
Dr. Amelio is a former vice-president and general manager of Fairchild Camera and Instrument Corporation's MOS Products Group and was President of Rockwell Communications Systems before joining National as President and Chief Executive Officer in 1991.

*Gary P. Arnold has extensive experience in the international electronics industry in finance, strategic planning and operations. Since January 1993, he has been President, Chief Executive Officer and Chairman of the Board of Analogy, Inc., a leading supplier of product design and simulation software headquartered in Beaverton, Oregon. Prior to that he held Chief Financial Officer positions at Tektronix and at National Semiconductor.

*Robert Beshar has been an attorney in private practice since 1972 following a distinguished career including legal positions with the New York Harbor Waterfront Commission the Appellate Division of the New York Supreme Court and the U.S. Justice Department. He also served in the U.S. Commerce Department as a Deputy Assistant Secretary, director of the Bureau of Internatioal Commerce and as National Export Coordinator.

Dr. Modesto A. Maidique has been President of Florida International
University (FIU) since 1986. Prior to that he distinguished himself as a scholar and a teacher, having taught at Massachusetts Institute of Technology, Harvard University, and Stanford University. He also established credentials as a corporate executive and consultant and is a co-founder of Analog Devices Semiconductor.

J. Tracy O'Rourke, since 1990, has been Chairman and Chief Executive Officer of varian Associates, a Fortune 500 company with annual sales exceeding
$1 billion. Before joining Varian, he was one of three Executive Vice Presidents and Chief Operating Officers of Rockwell International Corporation. He also served earlier as President and Chief Operating Officer of Allen-Bradley Corporation, where he is credited with transforming the $450-million private company into a $1.4-billion international electronics business.

Charles E. Sporck, from 1967 to 1991, served as President and Chief Executive Officer of National Semiconductor, building the company from a small transistor manufacturer with annual sales of $7 million to a nearly $2-billion global semiconductor supplier. He is credited with opening the first offshore semiconductor assembly and test facilities in Southeast Asia. He started his career at General Electric Corporation, and prior to joining National he was General Manager if Fairchild Camera & Instrument Corporation.

*Donald E. Weeden, as Chief Excutive of the Wall Street firm of Weeden & Company, has been a leading advocate for progressive change in the securities industry. He is a recognized entrepreneur and venture capitalist, and a trustee of the Weeden Foundation, which supports projects related to environ-ment and population concerns.

* Member of the Audit Committee

      WORLDWIDE OPERATIONS

      Headquarters
      National Semiconductor Corporation
      2900 Semiconductor Drive
      P.O. Box 58090
      Santa Clara, California  95052-8090
      Telephone (408) 721-5000

      Manufacturing Facilities
      Santa Clara, California;  South Portland, Maine;
      Murrysville, Pennsylvania; Arlington, Texas;
      West Jordan, Utah; Malacca, Malaysia; Penang, Malaysia;
      Cebu, Philippines; Greenock, Scotland; Singapore

      SHAREHOLDER INFORMATION

Common Stock Data
The Company's common stock is traded on the New York Stock
Exchange and the Pacific Stock Exchange.

Annual Meeting of Shareholders
The annual meeting will be held on or about September 29, 1995. A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about August 20, 1995, at which time proxies will be solicited by the Board of Directors.


FORM 10-K
If you would like to receive a free copy of the Company's "Form 10-K", filed with the Securities and Exchange Commission, please send your request to:
Investor Relations
Mailstop 10-397
National Semiconductor Corporation
P.O. Box 58090
Santa Clara, California  95052-8090
Telephone (408) 721-5800  Fax (408) 721-7254

                            APPENDIX TO GRAPHS




                          1995      1994      1993      1992      1991
                         ------    ------    ------    ------    ------

(FINANCIAL HIGHLIGHTS section; 3 separate graphs)
Net Sales              $2,379.4  $2,295.4  $2,013.7  $1,717.5  $1,701.8
Profit Before Tax         329.2     303.5     149.9    (117.0)   (149.0)
Research and
  Development Expense    283.1     257.8     229.2     208.9     198.6


(MD&A - Left of Sales)
Net Sales per Employee    106.2%    102.9%     86.1%


(MD&A - Between Gross Margin and R&D, on the Right)
Net Operating Margin
  as a Percent of Sales    13.2%     12.7%      7.3%


(MD&A - Right of SG&A; one graph, broken into 3 sections)
 Operating Costs and
  Expenses as a Percent
  of Sales:
Cost of Sales              58.2%     58.2%     64.5%
Research and Development   11.9%     11.2%     11.4%
Selling, General, and
  Administrative           16.9%     17.9%     16.8%


(MD&A - Left of Income Tax Expense)
Stock Price Ending       $26.00    $19.00    $14.63


(MD&A - Right of Financial Condition)
Net Property, Plant,
  and Equipment          $962.4    $668.0    $577.4